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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	William F. Barron* Bonnie Chan* Karen Chan † Yang Chu † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 10, 2019

Re:	Youdao, Inc. (CIK: 0001781753)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on August 20, 2019

Confidential

Mr. Joshua Shainess

Ms. Kathleen Krebs

Mr. Joseph Cascarano

Mr. Robert S. Littlepage

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Shainess, Ms. Krebs, Mr. Cascarano and Mr. Littlepage:

On behalf of Youdao, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 30, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 20, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other Staff of the Commission for your prompt response to the Company’s request for comments.

September 10, 2019

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

In addition to revising the disclosures, the Company has also included its unaudited condensed consolidated quarterly results of operations for the six quarters ended between March 31, 2018 and June 30, 2019, respectively, as well as certain other data and information to reflect recent developments.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

The Company respectfully advises the Staff that subject to the Staff’s comments and market conditions, it currently plans to publicly file its registration statement in September.

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Prospectus Summary

Our History and Corporate Structure, page 4

1.

We have considered your response to prior comment 4 that the disclosure requested has been provided at various locations throughout the prospectus. Given the significant implications to the company and its shareholders regarding your use of a VIE structure governed by foreign regulatory regimes, we encourage you to provide the requested disclosure in one location to provide a summary for investors who are not experts in VIE structures and PRC law. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosures on pages 6, 7, 78 and 79 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations

Our ability to manage our costs and expenses effectively, page 87

2.

We note your response to prior comment 17. Please address how the substantially greater number of, and larger proportionate increase in, total student enrollments compared to paid student enrollments in Youdao Premium Course has impacted your costs and expenses for each period. For example, discuss the costs related to the number of faculty, number of courses, course materials, etc., needed to support your free and low price courses. Discuss trends in this area and how you intend to manage these costs and expenses as your enrollment continues to grow.

In response to the Staff’s comment, the Company has revised the disclosures on page 93 of the Revised Draft Registration Statement.

September 10, 2019

3.	We note your response to prior comment 19. Disclose with greater specificity how you anticipate achieving operational synergies and cost savings as you integrate your recent acquisitions.

In response to the Staff’s comment, the Company has revised the disclosures on page 93 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-20

4.

From your response to prior comment 31, it appears you provide advertising planning services by advising customers to optimize delivery strategies, choose delivery channels and spaces, and select key words, etc., for the different formats of advertisement. With regard to your Online marketing services, please revise to more fully describe the nature your advertising planning services. Please also revise to clarify if you consider them to be separate performance obligations in your contracts or part of your obligations to fulfill the delivery of various formats of advertisement on your own or partner websites, and tell us how you arrived at that conclusion. Refer to ASC 606-10-50-12.

The Company respectfully advises the Staff that it does not consider the advertising planning services to be separate performance obligations. With the assistance of the Company’s proprietary algorithms, the services of choosing delivery channels and spaces, selecting key words and deciding bidding prices, etc. are provided on a real time basis, considering inputs including advertising spaces available at the Company and its Web Partners, profile of the web user browsing the webpage containing that advertising space, and other advertisers’ purchasing activities, etc. and the outputs from the algorithms, i.e. the advertising planning services, are only applicable to advertising spaces available at the Company and its Web Partners at that moment. That is, the advertisers cannot benefit from the planning services either on its own or together with other readily available resources. Therefore, the Company considers the advertising planning services do not meet the criteria under ASC 606-10-25-19 to be distinct and should not be separate performance obligations.

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 to include the following statement: “The Group provides a technology enhanced advertising solution to advertisers, including advising to advertisers to optimize delivery strategies, choose delivery channels and spaces, select key words, etc. These advertising planning services are not distinct and not considered separate performance obligations, but rather part of the advertising performance obligations.”

September 10, 2019

5.

Furthermore, please tell us and disclose when the contractual performance obligations are satisfied and how you determine the amount of revenue to be recognized. For performance obligations satisfied over time, describe in greater detail the input methods used and how those methods are applied. Refer to ASC 606-10-50-18.

The Company respectfully advises the Staff that with regard to our online marketing services, there are two types of arrangements:

(1) The marketing services with display period, the contracts may consist of multiple performance obligations, each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Each performance obligation has its own display period, and therefore, the revenue is recognized straightly over each of its own display period, as the display effort is even during the display period for one performance obligation.

The Company has revised the disclosure on page F-22 to clarify that, “Considerations allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straight line basis, which is usually within three months.”

(2) The marketing services in cost-per-click (“CPC”) advertising arrangements, the performance obligation of this service is satisfied when users perform the click, and therefore, the revenue is recognized upon the time of click.

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September 10, 2019

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Feng Zhou, Chief Executive Officer

Mr. Peng Su, Vice President

Youdao, Inc.

Ms. Z. Julie Gao, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Mr. Vincent Cheuk, Partner

Ms. Aileen Mo, Partner

PricewaterhouseCoopers Zhong Tian LLP

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